As filed with the Securities and Exchange Commission on January 28, 2003.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero
Consul General of the Republic of Colombia in the City of New York
10 East 46th Street
New York, New York 10017

Copies to:

Wanda J. Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2001 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:
Conformed Copy of the Underwriting Agreement, dated January 21, 2003, among the Republic of Colombia, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and UBS Warburg LLC

Exhibit 2:	Form of 10.375% Global Bonds due 2033

Exhibit 3:	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 10.375% Global Bonds due 2033

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 10.375% Global Bonds due 2033

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 28th day of January 2003.

By:	/s/ Roberto Junguito Bonnet
Roberto Junguito Bonnet Minister of Finance and Public Credit

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EXHIBIT INDEX

EXHIBIT 1:
Conformed Copy of the Underwriting Agreement, dated January 21, 2003, among the Republic of Colombia, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and UBS Warburg LLC

EXHIBIT 2:	Form of 10.375% Global Bonds due 2033

EXHIBIT 3:	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit with respect to the 10.375% Global Bonds due 2033

EXHIBIT 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 10.375% Global Bonds due 2033

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